04033599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2003

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE TIMKEN COMPANY - LATROBE STEEL COMPANY
SAVINGS AND INVESTMENT PENSION PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan

December 30, 2003 and 2002 and Year ended December 30, 2003
With Report of Independent Registered Public Accounting Firm

0403-0528678

The Timken Company—
Latrobe Steel Company Savings and Investment Pension Plan

Audited Financial Statements and Supplemental Schedules

December 30, 2003 and 2002 and
Year ended December 30, 2003

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

We have audited the accompanying statements of assets available for benefits of The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan as of December 30, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 30, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2003 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 18, 2004

0403-0528678

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

Statements of Assets Available for Benefits

	December 30	
	2003	**2002**
Assets		
Investments, at fair value	**$ 423,690,612**	$ 362,861,851
Receivables:		
Contribution receivable from participants	**584,177**	61,576
Contribution receivable from The Timken Company	**1,670,948**	1,502,531
Accrued income	**33,061**	38,324
Total receivables	**2,288,186**	1,602,431
Cash	**139,618**	916,948
Assets available for benefits	**$ 426,118,416**	$ 365,381,230

See accompanying notes.

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

Statement of Changes in Assets Available for Benefits

Year ended December 30, 2003

Additions	
Investment income:	
Net appreciation in fair value of investments	$ 47,566,932
Interest and dividends	6,432,845
	53,999,777
Participant rollovers	122,899
Contributions:	
Participants	15,828,446
The Timken Company	10,768,508
	26,596,954
Total additions	80,719,630
Deductions	
Benefits paid directly to participants	20,033,947
Total deductions	20,033,947
Net increase prior to transfers	60,685,683
Transfers between plans	51,503
Net increase	60,737,186
Assets available for benefits:	
Beginning of year	365,381,230
End of year	$ 426,118,416

See accompanying notes.

1. Description of the Plan

The following description of The Timken Company-Latrobe Steel Company Savings and Investment Pension Plan (the Plan) provides only general information. Participants should refer to the *Compensation and Benefits* handbook for a more complete description of the Plan's provisions. Copies of the handbook are available from The Timken Company (the Plan Administrator) and its wholly owned subsidiary, Latrobe Steel Company (collectively referred to as the Company).

General

The Plan is a defined contribution plan covering certain United States full-time salaried employees of the Company. Employees of the Company become eligible to participate in the Plan after completion of one full calendar month of service. Participation begins the first day of the following month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute between 1% and 15% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Code limitations. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions "Company Match Contributions" at an amount equal to 80% of the first 5% of the participant's gross earnings and 20% of the excess of 5% up to the next 3% of the participant's gross earnings.

The Plan also provides for a quarterly "401(k) Plus Contribution" by the Company for certain non-exempt employees. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 8.0%.

The Plan also provides for a "Performance Sharing Contribution" by the Company. This contribution is determined annually under a specified formula based on the Company's return on assets and is allocated to participant accounts ratably, based on compensation. For the year ended December 30, 2003, the Company made a Performance Sharing Contribution of $1,110,000.

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 5%. Company Matching Contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Company Matching Contributions made in Timken common shares until reaching the age of 55 or 30 years of service or following retirement. Company Performance Sharing Contributions and 401(k) Plus Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components—the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. The ESOP contains all shares held in the Timken Company Common Stock Fund at December 30, 2001. Beginning December 31, 2001, Company and participant contributions are made to the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions, Performance Sharing Contributions, and the Company Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions after the completion of three years of service.

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may leave his or her vested assets in the Plan until age 70½, receive a lump-sum amount equal to the vested balance of his or her account, or elect to receive installment payments of their vested assets over a period of time not to exceed his or her life expectancy.

Transfers Between Plans

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $11.26 and $10.67 at December 30, 2003 and 2002, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts on the prior year Statement of Assets Available for Benefits have been reclassified to conform to the current year presentation.

3. Investments

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken common shares	$ 11,689,771
Mutual funds	8,811,690
Collective trust funds	27,065,471
	$ 47,566,932

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2003	2002
Timken Company Common Stock Fund*	$190,378,078	$176,417,635
AXP New Dimensions Fund	33,688,452	25,781,793
American Express Trust U. S. Government Securities Fund I	35,837,179	33,541,497
American Express Trust Equity Index Base Fund	96,992,096	74,461,221

* Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of changes in assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2003	**2002**
Investments, at fair value:		
Timken Company Common Stock Fund	**$ 190,378,078**	$ 176,417,635
Receivable:		
Participants and Company contributions receivable	**838,112**	357,931
	$ 191,216,190	$ 176,775,566

	Year ended December 30, 2003
Change in assets:	
Net appreciation in fair value of investments	**$ 11,689,771**
Dividends	**4,967,147**
Participants and Company contributions	**12,787,586**
Benefits paid directly to participants	**(5,849,053)**
Transfers to participant directed accounts	**(9,154,827)**
	$ 14,440,624

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7. Related Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 30, 2003:

	Shares	Dollars
Purchased	2,454,655	$ 40,856,570
Issued to participants for payment of benefits	307,407	5,282,971
Dividends received		4,967,147

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 30, 2003
Assets available for benefits per the financial statements	$ 426,118,416
Amounts allocated to withdrawing participants	(111,732)
Net assets available for benefits per Form 5500	$ 426,006,684

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 30, 2003
Benefits paid to participants per the financial statements	$ 20,033,947
Add amounts allocated to withdrawing participants at December 30, 2003	111,732
Benefits paid to participants per Form 5500	$ 20,145,679

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year, but not yet paid.

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

EIN: 34-0577130 Plan Number: 011

Schedule H, line 4i—Schedule of Assets
(Held at End of Year)

December 30, 2003

Identity of Issue, Borrower, Lessor or Similar Party	**Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value**	**Cost**	**Current Value**
Timken Company Common Stock Fund* (A)	16,907,467 units	$159,849,951	$ 190,378,078
AXP New Dimensions Fund*	1,412,514 units		33,688,452
Templeton Foreign Fund	1,192,201 units		12,625,409
American Express Trust:*			
U.S. Government Securities Fund I	35,837,179 units		35,837,179
Bond Fund	227,214 units		16,825,224
Short-Term Horizon (25:75) Fund	56,487 units		1,082,117
Medium-Term Horizon (50:50) Fund	462,246 units		10,681,126
Long-Term Horizon (80:20) Fund	82,221 units		1,942,162
Small Cap Equity Index Fund II	792,951 units		13,386,600
Equity Index Base Fund	2,796,209 units		96,992,096
Participant notes receivable*	Interest rates ranging from 5.0% to 10.5%		10,252,169
Total investments			$ 423,690,612

* Indicates party-in-interest to the Plan.

(A) Nonparticipant-directed investment.

Note: Cost information is only required for nonparticipant-directed investments.

0403-0528678

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

EIN: 34-0577130 Plan Number: 011

Schedule H, line 4j—Schedule of Reportable Transactions

Year ended December 30, 2003

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii)—Series of transactions in a security in excess of 5% of the current value of plan assets							
The Timken Company*(C)	Timken common shares						
	327 purchases aggregating 2,454,655 shares	$ 40,856,570			$ 40,856,570		
	349 sales aggregating 2,241,533 shares		$ 38,617,512		51,221,708		$ (12,604,196)

* Indicates party-in-interest to the Plan.

(A) Commissions, taxes, and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.
(B) Current value at the date of purchase or sale equals the transaction price.
(C) Nonparticipant-directed investment.

There were no category (i), (ii), or (iv) transactions during 2003.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY – LATROBE STEEL COMPANY SAVINGS AND INVESTMENT PENSION PLAN

Date: June 25, 2004

By: /s/ Scott A. Scherff

Scott A. Scherff
Corporate Secretary and
Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-113391) pertaining to The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan of The Timken Company of our report dated June 18, 2004, with respect to the financial statements and schedules of The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2003.

Ernst & Young LLP
ERNST & YOUNG LLP

Cleveland, Ohio
June 22, 2004